UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNITED COMMUNICATIONS PARTNERS INC.
(Name of Issuer)

Shares of Common Stock, with a par value of $0.001 per share

(Title of Class of Securities)

90983A109

(CUSIP Number)

Niclas Fröberg
Sveavägen 17, Box 3061
Stockholm, Sweden SE-10361
Telephone: +468-660-7333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 90983A109

1.	Names of Reporting Person:	Niclas Fröberg
I.R.S. Identification Nos. of above person (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	500,599,720 Shares

8.	Shared Voting Power:	Nil

9.	Sole Dispositive Power:	500,599,720 Shares

10.	Shared Dispositive Power:	Nil

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,599,720 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 34.26%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the shares of common stock, with a par value of $0.001 per share, of United Communications Partners Inc., a corporation incorporated pursuant to the laws of the State of Nevada, U.S.A. (the “Issuer”). The principal executive offices of the Issuer are located at Sveavägen 17, Box 3061, Stockholm, Sweden 10361.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Persons filing this Statement:

Niclas Fröberg (herein referred to as the “Reporting Person”).

B.	Residence or Business Address:

The business address of the Reporting Person is Sveavägen 17, Box 3061, Stockholm, Sweden SE-10361.

C.	Present Principal Occupation and Employment:

Mr. Fröberg is the Chief Executive Officer and a director of the Issuer. He is also the Chief Executive Officer of Tre Kronor Media AB, a subsidiary of the Issuer.

D.	Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

The Reporting Person is a citizen of Sweden.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 11, 2011 (the “Completion Date”), the Reporting Person acquired an aggregate 467,289,720 shares of common stock of the Issuer (the “Purchased Shares”) for a total deemed price of U.S.$600,000 pursuant to an amendment agreement dated October 13, 2011 (the “Amendment 2”) to a share purchase agreement dated April 9, 2010 (the “Share Purchase Agreement”) entered into among the Issuer, Tre Kronor Media AB, a Swedish media company (“Tre Kronor”), and shareholders of Tre Kronor in connection with the acquisition by the Issuer of all of the issued and outstanding shares of Tre Kronor (the “Acquisition”). The Shares were issued to the Reporting Person in consideration of the Reporting Person’s agreement to the annulment of the “good leaver” and bad leaver” compensation clauses provided under the Share Purchase Agreement in favour of the Reporting Person that obligated the Issuer to pay $600,000 to the Reporting Person upon the departure of the Reporting Person from the Issuer in circumstances where the Reporting Person was either a “good leaver” and bad leaver”. The Reporting Person was a principal shareholder of Tre Kronor.

The Acquisition resulted in the change of control of the Issuer. The Reporting Person was originally appointed as the Chief Executive Officer of the Issuer as at September 10, 2010. The Reporting Person was appointed as a member of the board of directors of the Issuer as at March 15, 2011. The Reporting Person was appointed as Chairman of the Board of Directors as at Completion Date concurrent with the resignation of Lars Thomassen as Chairman and a member of the board of directors of the Issuer.

Further information and agreements pertaining to the Acquisition were reported and filed under the Issuer’s reports filed with the Securities Exchange Commission as follows:

  Current Report on Form 8-K filed April 15, 2010

  Current Report on Form 8-K filed May 10, 2010,

  Amended Current Report on Form 8-K/A filed July 19, 2010,

  Quarterly Report on Form 10-Q for period ended June 30, 2010 filed August 23, 2010,

  Quarterly Report on Form 8-K filed September 24, 2010,

  Current Report on Form 8-K dated October 19, 2011, and

  Current Report on Form 8-K dated November 11, 2011

ITEM 4.	PURPOSE OF TRANSACTION

As a result of the completion of the Acquisition as described under Item 3 above, the Reporting Person beneficially owns 500,599,720 shares of common stock of the Issuer (the “Shares”), representing approximately 34.26% of the Issuer’s outstanding shares and as described below under Item 5. “Interest in Securities of the Issuer”.

The Reporting Person acquired the Shares of the Issuer for investment purposes. In addition, the acquisition of the Shares was completed in order to remove the liability that would result to the Issuer as a result of a departure of the Reporting Person that triggered either the “good leaver” or “bad leaver” compensation under the Share Purchaser Agreement, which liability the Issuer presently does not have sufficient financial resources to pay. It is further anticipated that Ms. Maria Liem will be appointed to the board of directors in due course.

Depending on market conditions and other factors, the Reporting Person may acquire additional Shares of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of such Shares in the open market, in privately negotiated transactions to third parties or otherwise.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

The Reporting Person is beneficial owner of 500,599,720 shares of common stock of the Issuer, representing 34.26% of the issued and outstanding shares of the Issuer based on 1,460,923,537 shares of common stock of the Issuer being issued and outstanding as at November 11, 2011. All shares beneficially owned are owned by the Reporting Person.

b)	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including the Shares of the Issuer, within sixty (60) days preceding the date hereof.

c)	Certain Rights of Other Persons.

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2011

/s/ Niclas Froberg
Niclas Fröberg